CrowdSolve
383 followers
2w •

Hear from Jacqueline Ros Amable of For ClimateTech on why she is serving as the lead investor for CrowdSolve's community fundraising campaign. Do you also want to support the next generation of climate entrepreneurship? If so, follow us here and email us at hello@crowdsolve.eco to learn more about investing in our mission to bring the tools and resources to early-stage global innovators. #climateaction #climateinnovation #soloveforzero #impactinvesting

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Why Jackie Ros Amable is investing in CrowdSolve
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